EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the captions “Experts” and “Selected Financial Data” and to the incorporation by reference of our report dated September 9, 2019 (except for the retroactive effect of the 1-for-2 reverse stock split as described in Note 1, as to which the date is January 21, 2020), with respect to the financial statements of Arcutis Biotherapeutics, Inc. included in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-235806) and related Prospectus of Arcutis Biotherapeutics, Inc. for the registration of its common stock.

/s/ Ernst & Young LLP

Los Angeles, California

January 30, 2020